

May 26, 2022

Bret Yunker
Chief Financial Officer
Caesars Entertainment, Inc.
100 West Liberty Street, 12th Floor
Reno, Nevada 89501

>   **Re: Caesars Entertainment, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 24, 2022**
>   **File No. 001-36629**

Dear Bret Yunker:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction